

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

Via E-Mail
Mr. Greg D. Kerley
Southwestern Energy Company
Executive Vice President and Chief Financial Officer
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

      Re: **Southwestern Energy Company**
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed February 28, 2012
                Definitive Proxy Statement on Schedule 14A
                Filed April 5, 2012
                File No. 1-08246

Dear Mr. Kerley:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/H. Roger Schwall

                H. Roger Schwall
                Assistant Director